EXHIBIT 2.3

CERTIFICATE OF DESIGNATION
OF
RIGHTS, PREFERENCES AND PRIVILEGES
OF
SERIES A REDEEMABLE PREFERRED STOCK
OF
BYZEN DIGITAL,INC.

The undersigned Dan Bates certifies that:

1.                  He is the duly acting Chief Executive Officer of Byzen Digital, Inc., a corporation organized and existing under Chapter 78 of the Nevada Revised Statutes (the “Corporation”).

2.                  Pursuant to authority conferred upon the Board of Directors by the Amended and Restated Articles of Incorporation of the Corporation, and pursuant to the provisions of Section 78.195 of Chapter 78 of the Nevada Revised Statutes, said Board of Directors, pursuant to action taken by unanimous written consent on September--, 2020, adopted a resolution establishing the rights, preferences, privileges and restrictions of, and the number of shares comprising, the Corporation’s Series A Redeemable Preferred Stock, which resolution is as follows:

WHEREAS, the Articles of Incorporation of the Corporation, as amended, authorize a class of stock designated as Preferred Stock, with a par value of $0.001 per share, comprising 10,000,000 shares, and provide that the Board of Directors of the Corporation may by written resolution designate one or more series of the Preferred Stock and fix the rights, preferences, privileges and restrictions of, and the number of shares constituting, each such series of Preferred Stock;

WHEREAS, the Board of Directors has not authorized any series of Preferred Stock:;

WHEREAS, the Board of Directors believes it is in the best interests of the Corporation and its shareholders to create a new series of Preferred Stock designated as the “Series A Redeemable Preferred Stock”:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby create a series of Preferred Stock and does hereby in this Certificate of Designation (this “Certificate of Designation”) establish and fix and herein state and express the designation, rights, preferences, powers, restrictions and limitations of such series of Preferred Stock as follows:

DESIGNATION AND AMOUNT. There is hereby created a series of Preferred Stock that shall be designated as “Series A Redeemable Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting such series shall be 2,000,000. The rights, preferences, powers, restrictions and limitations of the Series A Preferred Stock shall be as set forth herein.

DEFINITIONS. As used herein, in addition to those terms otherwise defined herein, the following terms shall have the following meanings:

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“Board of Directors” shall mean the Board of Directors of the Corporation or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

“Common Stock” shall mean the common stock, par value $0.001 per share, of the Corporation, or any other class of stock resulting from successive changes or reclassifications of such common stock consisting solely of changes in par value, or from no par value to par value, or as a result of a subdivision, combination, or merger, consolidation or similar transaction in which the Corporation is a constituent corporation.

“Deemed Liquidation Event” shall mean a merger or consolidation in which the shareholders of the Corporation receive, in exchange for their shares, consideration that does not include any voting securities of one of the merging entities or a parent entity of one of the merging entities.

“Holder” shall mean a holder of record of an outstanding share or shares of the Series A Preferred Stock.

“Parity Stock” shall mean each class of capital stock or series of preferred stock the terms of which expressly provide that such class or series will rank on parity with the Series A Preferred Stock upon the liquidation, winding-up or dissolution of the Corporation.

“Person” shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock corporation, trust, limited liability corporation, unincorporated organization or government or any agency or political subdivision thereof.

“Redemption Price shall have the meaning set forth in Section 6.1

“Series A Liquidation Amount” shall have the meaning set forth in Section 3.1.

“Series A Original Issue Price” shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

“Senior Stock” shall mean each class of capital stock or series of preferred stock the terms of which expressly provide that such class or series will rank senior to the Series A Preferred Stock upon the liquidation, winding-up or dissolution of the Corporation.

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LIQUIDATION.

Preferential Payments to Holders of Series A Preferred Stock. The Series A Preferred Stock shall rank senior to the Common Stock upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event. In such event, following any payment of preferential amounts required to be paid to the holders of any Senior Stock, the Holders shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount per share equal to the Series A Original Issue Price with respect to the shares of Series A Preferred Stock then outstanding immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series A Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the Holders and the holders of all other classes of Parity Stock the full amount to which they shall be entitled, the Holders of shares of Series A Preferred Stock and holders of all other Parity Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Junior Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of Senior Stock, the Series A Preferred Stock and Parity Stock, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Junior Stock an in such order of priority as may be required if some holders of Junior Stock have priority over others.

Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the shareholders of the Corporation shall be allocated among the shareholders in accordance with Sections 0 and 0.

Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any Deemed Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring Person. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

Allocation of Escrow. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the shareholders of the Corporation is placed into escrow and/or is payable to the shareholders of the Corporation subject to contingencies, the Merger Agreement shall provide that: (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 0 and 0 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any additional consideration which becomes payable to the shareholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 0 and 0 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

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VOTING RIGHTS.

General. The Series A Preferred Stock shall not be entitled to any voting rights except pursuant to Section 4.2

Series A Preferred Stock Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the Holders of at least a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

Change the rights, preferences, privileges or restrictions of the Series A Preferred Stock.

DIVIDENDS.

No Dividends. The Series A Preferred Stock shall not be entitled to dividends.

REDEMPTION.

Commencing on the first day of the month immediately following the date when the Corporation has received $1,000,000 in net proceeds from the first public offering of its securities (the “Public Offering”) after the filing of this Certificate of Determination. and on the first day of each three month anniversary thereafter, subject to the legal availability of funds therefor, the Corporation shall redeem 25% of the net proceeds from the Public Offering received during the applicable three month period up to 250,000 shares of the Series A Preferred Stock, at a price payable in cash equal to $1.00 per share (the “Redemption Price”) until all of the shares of the Series A Preferred Stock have been redeemed. In the event of redemption of less than all of the outstanding Series A Preferred Stock, such redemption shall be pro rata or by lot as determined by the Board of Directors.

The aggregate amount of the Redemption Price shall be used as provided in that certain Exchange Agreement dated as of September 17, 2020 between the Corporation and 100BIO, LLC.

MISCELLANEOUS

If any Series A Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall, upon the request and at the expense of the Holder, issue, in exchange and in substitution for and upon cancellation of the mutilated Series A Preferred Stock certificate, or in lieu of and substitution for the Series A Preferred Stock certificate lost, stolen or destroyed, a new Series A Preferred Stock certificate of like tenor and representing an equivalent amount of shares of the Series A Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Series A Preferred Stock certificate, and receipt of an indemnity and a bond (or other adequate security) satisfactory to the Corporation.

Any notice required or permitted by the provisions of this Certificate of Designation to be given to a Holder shall be mailed, postage prepaid, to the address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Nevada General Corporation Law and the Bylaws of the Corporation, and shall be deemed sent upon such mailing or electronic transmission. Neither failure to deliver such notice, nor any defect therein or in the delivery thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any redemption, conversion, distribution, rights, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation, winding-up or other action, or the vote upon any action with respect to which the Holders are entitled to vote. All notice periods referred to herein shall commence on the date of the mailing or electronic transmission of the applicable notice. Any notice which was mailed or delivered in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

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Shares of the Series A Preferred Stock redeemed by the Corporation shall be retired and canceled and shall have the status of authorized but unissued shares of Preferred Stock of the Corporation undesignated as to series and may with any and all other authorized but unissued shares of Preferred Stock of the Corporation be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Corporation.

In case, at any time while any of the shares of the Series A Preferred Stock are outstanding:

The Corporation shall not declare a dividend (or any other distribution) on any Junior Stock other than a dividend paid in like shares of Junior Stock.

The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all Holders by the affirmative written consent or vote of the Holders of at least 50% of the shares of Series A Preferred Stock then outstanding

The Holders as such are not entitled to any preemptive or preferential right to purchase or subscribe to any capital stock, obligations, warrants or other securities of the Corporation.

Except as may otherwise be required by law, the shares of the Series A Preferred Stock shall not have any powers, designations, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation or the Articles of Incorporation.”

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In Witness Whereof, the undersigned has signed this Certificate on September 29, 2020.

Byzen Digital, Inc.

By:	/s/ Dan Bates
Dan Bates, Chief Executive Officer

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